Mail Stop 3561

      	January 13, 2006


Via U.S. Mail

Christopher A. Taravella, Esq.
DaimlerChrysler Financial Services Americas LLC
27777 Inkster Road
Farmington Hills, MI  48334-5326

Re: 	DaimlerChrysler Financial Services Americas LLC
	Post-Effective Amendment no. 2 to Registration Statement on
Form
S-3
	Filed December 16, 2005
	File No. 333-127963

Dear Mr. Taravella:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All page references are to the marked copy you provided.

Prospectus Supplement

[Pre-Funding Account and Subsequent Receivables], page 13
1. We note your response to prior comments 23, 28 and 29 and revisions to the prospectus supplement and base prospectus. In the appropriate sections, as applicable, please include a statement of whether, and if so, how, investors will be notified of changes to the asset pool. Please refer to Item 1111(g)(12) and Item 1121 of Regulation AB


Base Prospectus

Payments on the Securities, page 32
2. We note your response to prior comment 38. Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.
3. We note your response to prior comment 37 and revised disclosure in the last paragraph that "the holder of a security will not be able to elect the redemption of its security unless the related prospectus so provides." Please provide us with your analysis of how this feature complies with Rule 3a-7 of the Investment Company Act.

Exhibit 99.1
4. We note your response to prior comments 40 and 41 and your revised
disclosure on page 47 that you will file the servicer compliance statement and auditor`s attestation report with your Form 10-K. Your
Sale and Servicing Agreement, however, still provides that these reports be delivered by April 30th, or one month after they are required to be filed with the Form 10-K. Please revise the agreement to comply with your description in the prospectus.
* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3755 with any other questions.

      	Regards,



      	Max A. Webb
      	Assistant Director

cc:	Renwick D. Martin, Esq.
	Sidley Austin Brown & Wood LLP
	Fax:  (212) 839-5599
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Christopher A. Taravella, Esq.
DaimlerChrysler Financial Services Americas LLC
January 13, 2006
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